SYPRIS

Annual Report 2001



Leadership

Financial Highlights

Years ended December 31 (in thousands, except for per share data)	2001	2000	1999
Income Statement Data:			
Net revenue	$ 254,640	$ 216,571	$ 202,130
Gross profit	43,547	40,313	44,949
Operating income	13,030	5,477	14,166
Net income	6,367	3,184	9,556
Per Share Data:			
Net income:			
Basic	$ 0.65	$ 0.33	$ 1.00
Diluted	$ 0.63	$ 0.32	$ 0.97

December 31 (in thousands)	2001	2000	1999
Balance Sheet Data:			
Working capital	$ 67,325	$ 58,602	$ 53,705
Total assets	211,444	179,122	148,564
Total debt	87,500	65,000	54,400
Total stockholders' equity	70,120	64,205	60,820



Net Revenue
(in millions)



Operating Income
(in millions)



Diluted Earnings Per Share



Capital Investment
(in millions)



Order Backlog
(in millions)



Closing Stock Price
(per share)

Contents

Sypris Solutions is a diversified provider of outsourced services and specialty products. We perform a wide range of manufacturing, engineering, design, testing and other technical services, typically under multi-year, sole-source contracts with major corporations and government agencies.

We are focused on three core markets: aerospace and defense electronics, truck components and assemblies, and test and measurement services.

Our mission is to become the leading supply chain partner in each of our core markets.

Revenue Mix


Products
64%
Manufacturing Services
Services

Markets


12%
13%
Truck Components & Assemblies
60%
Aerospace & Defense Electronics
15%

Fellow Stockholders



Jeffrey T. Gill, President & CEO
Robert E. Gill, Chairman *(standing)*

We are pleased to report that 2001 marked a year of accomplishment for Sypris Solutions across a number of very important fronts. Revenue and earnings posted solid double-digit increases, the Company improved its position of leadership in each of its core markets, we entered into a number of key long-term contracts and we continued to increase our investment in the future.

Improved Financial Results.

Revenue for the year increased almost 18% to $255 million from $217 million in 2000. The increase was driven by growth in demand for the Company's manufacturing services. Roughly 70% of the improvement came from higher shipments of electronic assemblies to the Company's aerospace and defense customers, while the balance was primarily derived from a new contract with Dana Corporation.

Operating income increased 138% to $13 million as a result of improved operating leverage and strict cost containment, while earnings per share increased 97% to $0.63 from $0.32 in 2000. Stockholder's equity increased to $70 million and book value per share reached $6.99 by year end.

The price of the Company's stock reflected the strength of this financial performance, increasing 89% to $13.02 per share by the end of December. We were pleased with these results, especially in light of the challenging economic environment that characterized most of 2001.

Key Contract Awards.

The year was notable for our continued success in booking new contracts, including important multi-year agreements with Honeywell, the National Security Agency, the National Weather Service and Raytheon. In late May, we also signed a seven-year, sole-source agreement with Dana to supply all of its requirements for certain components in North America.

The Dana contract, which was part of a larger transaction that included the purchase of certain manufacturing assets from Dana, provides for Sypris to supply manufacturing services for the forging and machining of medium and heavy-duty drive train components for use in assemblies sold to the leading truck manufacturers in the world, including Freightliner, Mack, Navistar, PACCAR and Volvo.

The agreement runs through 2008 and has an estimated value of $300 million over the term of the contract, based upon current market volumes. The contract is significant for two very important reasons in addition to the dollar value and length of the commitment.

First, with the advent of the Dana contract, Sypris is now the principal supplier of medium and heavy-duty truck axle shafts in North America, since we also supply the needs of ArvinMeritor, the other primary supplier of drive train assemblies in this market. The length and nature of the Dana and ArvinMeritor contracts will enable us to continue to invest to support these two important customers for years to come.

Second, the contract marks the addition of Dana as a new customer for Sypris. Dana has long been recognized as one of the premier automotive and truck component suppliers in the world, with approximately 300 plants in 34 countries. We believe that we can be of significant service to Dana and will work hard to further develop this new relationship.

In February 2002, we announced that Sypris had been awarded a new manufacturing services contract to produce light axle shafts for Visteon Corporation,



(standing) Anthony C. Allen, G. Darrell Robertson, David D. Johnson, Henry L. Singer II
(seated) John M. Kramer, Richard L. Davis, James G. Cocke

which represents an important new segment of the market for us. Under the terms of the agreement, we will initially support Visteon's requirements to supply Ford Motor Company with drive train assemblies for the F-150 pickup truck, the Ford Expedition and the Lincoln Navigator sport utility vehicles. Beginning in January 2004, we will supply light axle shafts for the Ford F-250, F-350 and Ranger series pickup trucks, and the Mustang GT as well. The contract has an estimated value of $100 million over the term of the agreement and runs through 2006.

Investing for the Future.

During the year, we maintained our steadfast commitment to the future by increasing capital investment 16% to almost $28 million from $24 million in 2000. The investments, which were primarily made to support the requirements of new contracts, should begin to contribute to revenue and earnings during 2002.

In addition, we also invested $11.5 million in the purchase of manufacturing assets from Dana in conjunction with the new supply agreement mentioned above. The transaction added valuable forging and machining capacity, increased our range of value-added services and added significant depth and valuable experience to our management team.

During 2001, we began the installation of sophisticated material tracking capabilities and advanced scheduling systems at certain of our manufacturing operations. We expect these installations to be complete and operational during the first half of 2002, the result of which should further enhance our ability to offer our customers advanced manufacturing solutions.

Providing Customers with Solutions.

Our job is to provide customers with solutions to succeed in a rapidly changing and increasingly competitive business environment. During the year, we completed the installation of new, state-of-the-art machining capabilities. The integration of these new activities with our existing operations will enable us to reduce labor and shipping costs, and minimize cycle times for our customers.

We also developed a data encryption notebook that delivers the most advanced, technically available solution for security in field communications products.

Our customer, the National Security Agency, is currently evaluating the potential deployment of this technology for use by our armed services.

One Name, One Company.

Last year, we announced plans to change the name of our four major subsidiaries to incorporate the Sypris brand name and logo. The purpose of the name change was to improve brand recognition with common customers and suppliers, as well as with employees and investors.

As a result of the dedicated effort of a small group of employees, we are pleased to announce that effective January 2002, Bell Technologies has become Sypris Test & Measurement, Group Technologies has become Sypris Electronics, Metrum-Datatape has become Sypris Data Systems and Tube Turns has become Sypris Technologies.

The Importance of Leadership.

Our mission is to become the leading supply chain partner in each of our core markets. We want to do so because we believe the result will generate superior returns for the Company's stockholders and will create a positive, dynamic and growth-oriented culture for our employees.

We believe we are off to a good start. We have been a leading supplier of manufacturing and technical services to major aerospace and defense companies and agencies of the U.S. Government for over 35 years, we are the principle supplier of medium and heavy-duty truck axle shafts in North America, and we are the sole supplier of calibration, certification and repair services for equipment used by the FAA to maintain its radar systems and directional beacons at each of the airports it serves in the U.S., the Caribbean and the South Pacific.

We would not be able to build upon these positions of strength were it not for the dedication, strength, creativity, commitment and leadership of our employees. We are pleased to have the opportunity to recognize a number of these leaders this year on the cover and throughout this annual report. We truly believe that our employees really do make a difference and we are thrilled to be able to showcase some of their accomplishments.

Thank You.

In closing, we want to thank our employees for their dedication and hard work over this past year. The achievements of 2001 would not have been possible without their commitment. We also want to thank our customers for the opportunity to serve them. We are dedicated to providing each of them with solutions to improve their competitiveness in the marketplace.

We sincerely appreciate your investment in Sypris Solutions and encourage you to contact us. We would be pleased to answer your questions and look forward to your comments.

Jeffrey T. Gill
President & CEO

Robert E. Gill
Chairman

Market leadership and people hold the keys to a future of consequence.

The ability to achieve results of significance in today's intensely competitive world without a position of leadership is all but impossible.

At Sypris, we have leading positions in each of our core markets and the highly qualified, motivated employees that are essential to build upon these positions of market strength. In our view, the combination of these two vital elements represents the key to a successful future, one of significant consequence.

Aerospace and Defense Electronics.

We have been a leading supplier of manufacturing services and data storage systems to major aerospace and defense companies and agencies of the U.S. Government for over 35 years. Our customers include Boeing, Honeywell, Lockheed Martin, Northrop Grumman and Raytheon. We manufacture complex circuit cards, high-level assemblies and subsystems for applications where performance, precision and reliability are critical, such as missile guidance systems, avionics and satellite communications systems. We also have a long-term relationship with the National Security Agency to design and build secure communications equipment, data acquisition and storage systems, and to write encryption software.

Truck Components and Assemblies.

We are the leading supplier of manufacturing services for the forging and machining of medium and heavy-duty truck axle shafts in North America. We provide these services under multi-year, sole-source contracts with ArvinMeritor and Dana, the two primary providers of drive train assemblies for the leading truck manufacturers in the world, including Freightliner, Mack, Navistar, PACCAR and Volvo. We also have a multi-year contract to produce light axle shafts for Visteon to support its requirements to supply Ford Motor Company with drive train assemblies for the F-150, F-250, F-350 and Ranger series pickup trucks, the Expedition, the Lincoln Navigator and the Mustang GT.

Test and Measurement Services.

We are a leading provider of technical services for the calibration, certification and repair of test and measurement equipment in the U.S. Our customers include AT&T, Bose, Lucent, Siemens and TRW, which utilize these services to ensure their equipment is maintained in accordance with certain quality assurance standards. We are also the sole provider of these services for instruments used by the FAA to maintain the radar systems and directional beacons at over 400 airports in the U.S., Caribbean and the South Pacific, and for equipment used by the National Weather Service to maintain the NEXRAD Doppler radar systems at each of its 132 advanced warning weather service radar stations.

Our People.

We have smart, experienced, hard-working employees who have assumed leadership roles in all areas of our business and who are dedicated to providing our customers with solutions to increase their competitiveness. Without the commitment, creativity and persistence of these individuals, Sypris would not have a future of significant consequence. In the truest sense of the word, these leaders represent our finest and most cherished asset.







We are a leading supplier of manufacturing services for the production of complex circuit cards for use in missile guidance systems, avionics and satellite communications systems.


Aerospace and Defense Electronics
Where performance, precision and reliability are critical

Opportunity:

The market for Aerospace and Defense Electronics is expected to increase 30% by 2005.

According to *Electronic Trend Publications* and *New Venture Research*, the total aerospace and defense electronics market in North America is expected to grow from $33.6 billion in 2001 to $43.9 billion in 2005. In addition, these sources estimate that the outsourcing of manufacturing and technical services in this market will grow from $1.4 billion in 2000 to $7.9 billion in 2005.

The number of suppliers that are qualified to participate in this growth, however, is limited by the special nature and requirements of the work. The cost of failure can be extremely high, the manufacturing requirements are typically complex and the electronic assemblies are produced in relatively small quantities. Companies that provide these manufacturing and technical services are required to maintain and adhere to a number of strict certifications, security clearances and traceability standards that are often quite comprehensive.

We believe that we are uniquely positioned to take advantage of this trend. We have long-term, well established relationships with many of the leading aerospace and defense contractors, including Boeing, Honeywell, Lockheed Martin, Northrop Grumman and Raytheon. We currently manufacture complex circuit card assemblies under multi-year contracts for the missile guidance systems of the AMRAAM, BAT, Brimstone and HARM missile programs, and for the main color display systems of the AH-64 Apache Longbow attack helicopter. We also have a 37-year-old relationship with the National Security Agency to design and build secure communication equipment, data acquisition and storage systems, and to write encryption software.

We believe that our extensive experience, clearances, certifications, qualifications and relationships with the leading aerospace and defense companies and agencies of the U.S. Government will continue to serve us well and differentiate Sypris from many of the more traditional outsource suppliers.


Aerospace/Defense
Electronics
(in billions)
Aerospace/Defense
Outsourcing
(in billions)

Truck Components and Assemblies

Helping customers compete on a global scale.




We are the leading supplier of manufacturing services for the production of medium and heavy-duty truck axle shafts in North America.

Opportunity:

The production of medium and heavy-duty trucks is forecast to increase 23% in 2003.

According to America's Commercial Transportation Publications, the North American production of medium and heavy-duty trucks is expected to increase slightly to approximately 331,000 units in 2002, as compared to levels reported in 2001. Production is forecast to increase 23% to 408,000 units in 2003 and then increase a further 16% to 472,000 units in 2004. In addition, Dana estimates the production of medium and heavy-duty trucks could reach 500,000 units by 2005.

We are well positioned to benefit from any increase in the production of medium and heavy-duty trucks in North America. Our contracts with ArvinMeritor and Dana, the two primary providers of drive train assemblies to the leading truck manufacturers in the world, run through 2004 and 2008, respectively.

In addition, we believe that a significant opportunity exists to increase our business with existing customers, as well as with many of the other leading automotive and truck component suppliers. Many of these large companies are confronted with excess capacity and aging capital equipment, the impact of which is further magnified by the intensely competitive nature of the business. As a result, the market remains under intense pressure to reduce capital expenditures, production costs and inventory levels.

We believe that as these companies seek to address these issues, they will increasingly select strong outsourcing partners, such as Sypris, as a means to enhance their financial performance, increase their return on assets and improve the competitiveness of their offerings.


500
400
300
200
100
0
481
322
331
472
90
91
92
93
94

Medium and Heavy-Duty Truck Production
(in thousands of units)

We are a leading supplier of technical services for the calibration, certification and repair of test and measurement equipment in the U.S.

Test and Measurement Services

Meeting mission-critical charters in the most remote of locations.



Opportunity:

ISO certifications have increased at an average rate of 27% per year since 1997.

The widespread adoption of ISO quality standards and processes has been under way for many years and has led to a surging demand for highly reliable test and measurement equipment. The periodic verification of the accuracy of these instruments is a critical component of any ISO certification process.

The investment in the people and equipment required to support the calibration and certification process has historically been performed offsite by the manufacturers of the equipment, or onsite by internal operations, even though the productive use of the assets and people is difficult to justify since certain instruments are only certified on an annual basis.

We believe that these and other test and measurement services will increasingly be outsourced to specialists, such as Sypris, which can use the manpower and equipment across a diversified base of customers, reduce investment requirements and improve profitability on a national scale.

To support such customer requirements, we have an extensive fleet of ISO-certified mobile calibration laboratories that service our customers in the U.S., the Caribbean and the South Pacific. We operate 17 separate calibration, certification and repair laboratories that are located throughout the U.S., and we manage the onsite service requirements for companies such as Bose, Square D and Delphi. We also maintain our own independent primary standards lab that is traceable to the National Institute of Standards and Technology.

We believe we are in a strong position to benefit from this trend and to expand our position of leadership in this market.


180
160
140
120
100
80
60
40
20
0
95
122
150
97
98
99
00

ISO Certifications
(in thousands)


SYPRIS

Our People

Dedicated to providing our customers with solutions




We have smart, experienced, hard-working leaders in all areas of our business who represent the future of Sypris.

Opportunity:

Press on. Nothing in the world can take the place of persistence.

The fine people featured on the cover and throughout this annual report represent the type of individuals that one would expect to find at Sypris - dedicated, experienced, hard-working and focused on results. In short, they are leaders in pursuit of consequence.

The stories of the five individuals illustrated to the right are symbolic of the efforts of many of our employees throughout the Company. Please join us in thanking each and every one of our employees for their dedication, contribution and commitment to the future of Sypris.











Pat Byron

With degrees in physics and mechanical engineering, and with over a decade's experience in operations and engineering with Honeywell's Space Systems Division, Pat joined Sypris in early 2001 as Director of Operations for Sypris Electronics. The timing could not have been better.

Our operations in Tampa, which provide critical manufacturing services for most of the leading aerospace and defense companies, was confronted with a number of operating issues as the business struggled with component shortages, tight delivery schedules, cost growth and fraying nerves. Fortunately, Pat knew just what to do.

Pat moved out onto the factory floor and never left it. She oversaw vast improvements in productivity and manufacturing output through the use of Six Sigma and other tools. With her hands-on, team-oriented approach, delivery schedules became current, customer satisfaction soared and employee morale topped the charts.

Gene DesJardin

Gene joined Sypris Data Systems in 2000 after serving in a variety of manufacturing engineering and quality roles over the past 25 years. His vast experience and important affiliations with the Society of Manufacturing Engineering and American Society of Quality made him an ideal candidate to lead the ISO certification efforts at this subsidiary.

Sypris Data Systems, which specializes in the design and manufacture of high-performance data recording and storage systems for use by intelligence, space and military agencies around the globe, needed Gene's help, for without the ISO certification, the business was at risk of losing some of its vaunted credibility for superior quality with the international community.

Thanks to Gene and the entire Sypris Data Systems team, the Company was awarded its ISO 9001 certification in January 2002 after the completion of a highly concentrated year-long process. The outstanding reputation of the business has been preserved and our customers now have the additional surety that each of our products is designed, documented and produced in conformity with the highest of international standards for quality.

Carroll Dunavent

Carroll has been the Director of Legal and Corporate Services for Sypris since its inception as a publicly-traded company in 1998. With responsibility for our compliance programs, stockholder and equity programs, corporate communications and oversight of the Company's intellectual property, among other items, you might think that Carroll's plate was fairly full. Not so.

With time running short, Carroll agreed to step in and lead a team of professionals from throughout Sypris who were tasked with a major branding challenge: to change the name of each of our four major subsidiaries to adopt the Sypris name and logo, and to do so while avoiding potentially harmful confusion with customers, employees, suppliers and local communities. No easy task.

The group worked long hours, addressed divergent views and dealt with a variety of difficult local issues head on. The project expanded into the redesign and consolidation of five separate and distinct Web sites to insure that each of the Company's constituents would receive a clear and consistent message. It came down to the final wire, but they were remarkably successful.

Scott Patterson

Scott has been with the Company for 16 years and has responsibility for production, engineering, quality, production control, purchasing, maintenance and facilities for the Louisville forging operation of Sypris Technologies. With degrees in mechanical engineering and aviation technology to go along with his commercial pilot license, Scott was the ideal choice to captain one of the Company's most important projects in years.

The mission was daunting. Scott and his team had less than 24 months to design, purchase and install manufacturing cells that would enable the Company to produce axle shafts for the light, medium and heavy-duty truck markets at speeds that were four to five times faster than the Company's current production rates. The Company's future success depended upon it.

Scott and his team worked miracles, and sometimes around the clock, to make it happen, but happen it did. As a result of their hard work and dedication, we can now offer our customers state-of-the-art manufacturing solutions that are cost-competitive on a global scale at a time when our customers need it most. Today.

Dr. Mike Pietrantonio

Dr. Mike has served as the Staff Scientist for Sypris Test & Measurement since 1997, after having completed a distinguished 15-year career with Spar Aerospace of Canada, where he and others were involved with the design of the maneuvering arm of the Space Shuttle. Little did he know that NASA would soon need his help again.

The Kennedy Space Center was concerned about a major issue involving the Space Shuttle Program that had been stumping NASA scientists and engineers for some time. In an attempt to solve the problem, NASA invited a dozen or so scientists, including Dr. Mike, to a conference to see if they could help. Fortunately, the answer was yes.

Not only did Dr. Mike isolate the problem, but after consulting with the manufacturer of the part, United Space Alliance, Dr. Mike also devised the corrective action required for the successful production of the component. As a result of his fine work, Space Shuttle launches were able to continue as planned, a valuable customer was provided with a much-needed solution and we now have an important business relationship with United Space Alliance.

Sypris At A Glance

Manufacturing Services	Technical Services	Products
Electronic	Calibration and Repair	Data Systems
Industrial	Component Testing	Magnetics
	Engineering Services	Specialty

Financial Review

The following discussion of our results of operations and financial condition should be read together with the consolidated financial statements and notes thereto. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in the forward-looking statements as a result of a variety of factors, including those discussed in our filings with the Securities and Exchange Commission.

As of January 1, 2002, we changed the name of our four major operating subsidiaries as part of a comprehensive branding initiative. The new names of our four subsidiaries are: Sypris Data Systems, Inc., formerly Metrum-Datatape, Inc.; Sypris Electronics, LLC, formerly Group Technologies Corporation; Sypris Technologies, Inc., formerly Tube Turns Technologies, Inc.; and Sypris Test & Measurement, Inc., formerly Bell Technologies, Inc.

Our significant accounting policies are described in Note 1 to the consolidated financial statements. We believe our most critical accounting policies include revenue recognition and cost estimation on certain contracts for which we use a percentage of completion, units of delivery method of accounting. This accounting method is applied by our Electronics Group for outsourced services provided under multi-year contracts with aerospace & defense customers. Approximately 53%, 49% and 45% of total net revenue was recognized under the percentage of completion, units of delivery method of accounting during 2001, 2000 and 1999, respectively.

Revenue is recognized on these contracts when units are delivered to the customer, with unit revenue based upon unit prices as set forth in the applicable contracts. The corresponding recognition of cost of sales for the delivered units is based upon our estimates of costs to be incurred for the total contract. Under this approach, we compare estimated costs to complete an entire contract to total net revenue for the term of the contract to arrive at an estimated gross margin percentage for each contract. Each month, the estimated gross margin percentage is applied to the cumulative net revenue recognized on the contract to arrive at cost of sales for the period. Management reviews these estimates monthly and the effect of any change in the estimated gross margin percentage for a contract is reflected in cost of sales in the period in which the change is known. Such changes to these estimates have not been material to our quarterly results of operations during the three year period ended December 31, 2001. If increases in projected costs-to-complete are sufficient to create a loss contract, the entire estimated loss is charged to operations in the period the loss first becomes known. Additionally, our reserve for excess and obsolete inventory is primarily based upon forecasted demand for our products and any change to the reserve arising from forecast revisions is reflected in cost of sales in the period the revision is made.

The complexity of the estimation process and all issues related to the assumptions, risks and uncertainties inherent with the application of the percentage of completion, units of delivery method of accounting affect the amounts reported in our financial statements. A number of internal and external factors affect our cost of sales estimates, including labor rate and efficiency variances, revised estimates of warranty costs, estimated future material prices and customer specification and testing requirement changes. If our business conditions were different, or if we used different assumptions in the application of this and other accounting policies, it is likely that materially different amounts would be reported in our financial statements.

Results of Operations

The following table sets forth certain data from our consolidated income statements for the years ended December 31, 2001, 2000 and 1999, expressed as a percentage of net revenue:

Years ended December 31,	2001	2000	1999
Net revenue:			
Electronics Group	81.4%	84.1%	81.6%
Industrial Group	18.6	15.9	18.4
Total net revenue	100.0	100.0	100.0
Cost of sales	82.9	81.4	77.8
Gross profit	17.1	18.6	22.2
Selling, general and administrative	10.3	12.4	11.5
Research and development	1.2	1.6	3.2
Amortization of intangible assets	0.5	0.7	0.5
Special charges	—	1.4	—
Operating income	5.1%	2.5%	7.0%
Net income	2.5%	1.5%	4.7%

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net Revenue. Net revenue was $254.6 million in 2001, an increase of $38.0 million, or 17.6%, from $216.6 million in 2000. Backlog at December 31, 2001 was $162.3 million, an increase of $1.5 million from $160.8 million at December 31, 2000. Backlog for our Electronics Group and Industrial Group at December 31, 2001 was $118.5 million and $43.8 million, respectively.

Net revenue for our Electronics Group in 2001 was $207.3 million, an increase of $25.2 million, or 13.8%, from $182.1 million in 2000. The increase in net revenue was primarily from contracts with aerospace & defense customers for manufacturing services, which generated an increase of $28.7 million in 2001 over the prior year. Other outsourced services accounted for an increase in net revenue of $0.5 million during 2001. Product sales accounted for a decrease in net revenue of $4.0 million during 2001, primarily due to reduced sales quantities for data systems products.

Net revenue for our Industrial Group in 2001 was $47.3 million, an increase of $12.8 million, or 37.5%, from $34.5 million in 2000. During May 2001, we acquired certain manufacturing assets and inventory from Dana for approximately $11.5 million in cash. The assets are used to produce fully machined, heavy-duty truck axle shafts and other drive train components for integration into subassemblies produced for leading truck manufacturers. This business generated outsourced services revenue of $17.7 million during 2001. Excluding the acquisition, the Industrial Group's net revenue declined $4.9 million in 2001 from the prior year. The decrease in net revenue was primarily due to a decline in outsourced services provided to customers in the heavy-duty truck market. Unfavorable market conditions that arose during the second half of 2000 for heavy-duty truck production resulted in an industry-wide market decrease of approximately 44% from 1999 to 2001 and reduced the volume of axles we supplied to that market. We expect demand in the heavy-duty truck market to remain weak during 2002; however, further significant declines in demand are not anticipated. During 2002, we expect to ramp-up production for new and certain existing customers on additional forging and machining equipment we installed during 2001. The increased production volume from these opportunities, combined with the full year impact of the acquisition from Dana, is expected to result in higher revenue for our Industrial Group in 2002 as compared to 2001.

Gross Profit. Gross profit in 2001 was $43.5 million, an increase of $3.2 million, or 8.0%, from $40.3 million in 2000. Gross margin in 2001 declined to 17.1% from 18.6% in 2000.

Gross profit for our Electronics Group in 2001 was $37.4 million, an increase of $1.1 million, or 3.1%, from $36.3 million in 2000. The increase in manufacturing services revenue generated an increase in gross profit of $3.8 million, while gross profit from other outsourced services decreased $0.6 million. Gross margin in 2001 declined to 18.0% from 19.9% in 2000. Manufacturing services comprised approximately 59% of our Electronics Group's revenue in 2001 as compared to approximately 51% in 2000. Gross margin from manufacturing services improved slightly over the prior year; however, since gross margin on manufacturing services is lower than other outsourced services, the change in revenue mix contributed to the decrease in gross margin. Another factor in the gross margin decline was a slight decrease in gross margin on other outsourced services, primarily due to adverse economic conditions impacting demand and pricing for certain services provided to our customers. Gross profit from product sales decreased $2.1 million during 2001, primarily due to reduced demand for certain product offerings.

Gross profit for our Industrial Group in 2001 was $6.1 million, an increase of $2.1 million or 52.5% from $4.0 million in 2000. Excluding the acquisition from Dana, gross profit declined $0.9 million in 2001 primarily due to the downturn of the heavy-duty truck market. The reduction in demand and corresponding impact on shipments occurred as our organizational infrastructure to support future growth plans was being developed. The increased cost structure associated with the additional people and systems required to meet future contractual requirements and the underabsorption of overhead due to the volume decline resulted in a decline in our gross margin, excluding the impact of the operation acquired from Dana, to 10.6% in 2001, as compared to 11.7% for the prior year. Gross margin for our Industrial Group during 2001 including the operation acquired from Dana was 13.0%.

Selling, General and Administrative. Selling, general and administrative expense in 2001 was $26.1 million, or 10.3% of net revenue, as compared to $26.9 million, or 12.4% of net revenue in 2000. Although net revenue increased 17.6% from 2000 to 2001 and the acquisition from Dana added approximately $1.0 million to selling, general and administrative expense during 2001, our total selling, general and administrative spending decreased by

$0.8 million, or 2.8%. The decline in selling, general and administrative expense was primarily attributable to decreased selling expenses and commissions related to lower product sales for our Electronics Group, decreased marketing costs and cost reductions in both our Electronics Group and Industrial Group in response to the general weakness in the U.S. economy.

Research and Development. Research and development expense in 2001 was $3.1 million, or 1.2% of net revenue, as compared to $3.6 million, or 1.6% of net revenue in 2000. The decrease in research and development expense was attributable to our Electronics Group, and was related to the quantity and timing of new product releases for the data systems product lines and the increased utilization of strategic alliances with suppliers for product development.

Amortization of Intangible Assets. Amortization of intangible assets in 2001 was $1.3 million, a decrease of $0.1 million, or 7.5% compared to $1.4 million in 2000.

Special Charges. Special charges of $2.9 million were recognized during 2000 for activities related to the consolidation of certain operations within our Electronics Group. The consolidation activities were completed in 2000 and no such charges were recognized in 2001.

Interest Expense, Net. Interest expense in 2001 was $4.1 million, an increase of $0.1 million, or 1.9%, from $4.0 million in 2000. Interest expense attributable to increased borrowings during 2001 was offset by a reduction in interest rates and the capitalization of interest incurred on our Industrial Group's capital expenditure program. Our weighted average debt outstanding increased to approximately $74.5 million during 2001 from approximately $58.7 million in 2000. This increase reflected the $11.5 million acquisition from Dana made by our Industrial Group in May 2001 and capital expenditures during 2000 and 2001 to support new business opportunities. The weighted average interest rate in 2001 was approximately 7.1% as compared to approximately 8.3% for the prior year. Capitalized interest in 2001 was $1.8 million as compared to $0.9 million in 2000, and is expected to be insignificant in 2002 as the related capital projects have been substantially completed as of December 31, 2001.

Income Taxes. Income tax expense was $2.9 million in 2001 as compared to an income tax benefit of $1.4 million in 2000. The effective tax rate in 2001 was 31.4%. The effective tax rate for 2001 and the income tax benefit in 2000 reflect research and development tax credits, foreign sales corporation tax benefits and a reduction in the Company's valuation allowance on deferred tax assets. The reduction in the valuation allowance for 2001 and 2000 was $0.3 million and $3.0 million, respectively.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Net Revenue. Net revenue was $216.6 million in 2000, an increase of $14.5 million, or 7.1%, from $202.1 million in 1999. Backlog at December 31, 2000 was $160.8 million, an increase of $33.8 million from $127.0 million at December 31, 1999. Backlog for our Electronics Group and Industrial Group at December 31, 2000 was $143.2 million and $17.6 million, respectively.

Net revenue for our Electronics Group in 2000 was $182.1 million, an increase of $17.2 million or 10.4% from $164.9 million in 1999. The increase in net revenue was generated primarily from new contracts for manufacturing services and the expansion of calibration services resulting from the acquisition from Lucent. Production on several new manufacturing service contracts, mainly with aerospace & defense customers, began to ramp-up during 2000, generating a $16.2 million increase in revenue. The acquired calibration business added a fleet of mobile calibration labs to the Electronics Group's service capabilities and accounted for an $8.4 million increase in revenue during 2000. The increase in service revenue was partially offset by a $6.5 million decrease in product revenue, primarily due to reduced sales quantities for the Electronics Group's data systems products, which began to decline in 1999 and continued to decline throughout 2000. The reduced level of demand reflects an overall market decline and increased competition. Other outsourced services and product sales accounted for a net $0.9 million decrease in net revenue during 2000.

Net revenue for our Industrial Group was $34.5 million, a decrease of $2.7 million, or 7.3%, from $37.2 million in 1999. The decrease in net revenue was primarily due to a decline in outsourced services provided to customers in the heavy-duty truck market. Market conditions in North America for heavy-duty truck production were negatively impacted by oil prices, interest rates and an excess inventory of new and used trucks, resulting in an overall market decrease of approximately 40%. This reduced the volume of forged truck axles provided under manufacturing service agreements and accounted for a $4.0 million decrease in net revenue, the majority of which occurred during the second half of 2000. Revenue derived from manufacturing services in other markets increased by

$0.5 million and fabricated product sales increased by $0.8 million. During 1999 and 2000, our Industrial Group invested approximately $22.6 million to expand its forging capacity and add new machining capabilities.

Gross Profit. Gross profit in 2000 was $40.3 million, a decrease of $4.6 million, or 10.3%, from $44.9 million in 1999. Gross margin in 2000 was 18.6% of net revenue, as compared to 22.2% of net revenue in 1999.

Gross profit for our Electronics Group in 2000 was $36.3 million, or 19.9% of net revenue, as compared to $37.9 million, or 23.0% of net revenue in 1999. The $1.6 million decrease in gross profit in 2000 was primarily due to volume reductions and increased costs on data systems products and increased costs on manufacturing service contracts. Volume declines for data systems products, related underabsorbed overhead costs and manufacturing inefficiencies arising from the transfer of production following the consolidation of two facilities during the first half of 2000 contributed to a $5.0 million decline in gross profit. This reduction was substantially offset by increased gross profit from the growth in the manufacturing and calibration service revenue. The additional volume generated increased gross profit of $4.4 million which was offset by increased costs of $1.0 million associated with the following three primary factors. First, shortages and extended lead times for the purchase of certain electronic components resulted in manufacturing inefficiencies due to the unpredictability of scheduling receipts of allocated components from vendors. Second, the number of new program start-ups increased substantially during 2000 as compared to the prior year. Manufacturing inefficiencies on new programs generally result in lower gross margins during the start-up phase and margins typically improve as the programs mature. Third, additional costs incurred to make the necessary investments in people, equipment and processes to support the record level of backlog also reduced gross profit in 2000.

Gross profit for our Industrial Group in 2000 was $4.0 million, or 11.7% of net revenue, as compared to $7.0 million, or 19.0% of net revenue in 1999. The $3.0 million decrease in gross profit was primarily due to the downturn of the heavy-duty truck market. The reduction in demand and corresponding impact on shipments occurred as the organizational infrastructure to support future growth plans was being developed. The increased cost structure associated with the additional people and systems required to meet future contractual requirements and the underabsorption of overhead due to the volume decline resulted in low gross margin levels, particularly during the second half of 2000.

Selling, General and Administrative. Selling, general and administrative expense in 2000 was $26.9 million, or 12.4% of net revenue, as compared to $23.4 million, or 11.5% of net revenue in 1999. The increase in selling, general and administrative expense was attributable primarily to our Electronics Group, which reported an increase of $2.9 million. Investments in the organizational infrastructure as discussed above also include certain selling, general and administrative expenses, the majority of which were within our Electronics Group. Selling expenses incurred for marketing and bid and proposal activities during 2000 exceeded prior year amounts and were a contributing factor to the increased orders and net revenue in 2000.

Research and Development. Research and development expense in 2000 was $3.6 million, or 1.6% of net revenue, as compared to $6.4 million, or 3.2% of net revenue in 1999. This decrease was attributable to our Electronics Group, and relates to the quantity and timing of new product releases for the data systems product lines and the utilization of strategic alliances with suppliers for product development.

Amortization of Intangible Assets. Amortization of intangible assets in 2000 was $1.4 million, an increase of $0.4 million, or 45.6% compared to $1.0 million in 1999. This increase resulted from the amortization of goodwill recorded in connection with the acquisition from Lucent.

Special Charges. Special charges of $2.9 million were recognized during 2000 for activities related to the consolidation of certain operations within our Electronics Group. Operations for the data systems product lines have been conducted at two facilities since the November 1997 acquisition that expanded this business. Although several consolidation actions were implemented immediately following this acquisition, management identified potential cost savings in 2000 that could be realized through the elimination of redundant manufacturing operations and staffing of functional areas between the two facilities. The consolidation activities were substantially completed during the first nine months of 2000. The special charges incurred for these activities include workforce reductions, facilities rearrangement and relocation expenses, and employment costs related to the transfer of production.

Interest Expense, Net. Interest expense in 2000 was $4.0 million, an increase of $2.3 million, or 133%, from $1.7 million in 1999. The increase in interest expense was primarily due to an increase in the weighted average debt outstanding coupled with an increase in interest rates. Our weighted average debt outstanding more than doubled to approximately $58.7 million in 2000 from approximately $28.4 million in 1999. This increase resulted primarily from the acquisition from Lucent, working capital funding related to the increase in revenue and order backlog and capital expenditures during 1999 and 2000 to support new business opportunities. The weighted average interest rate for 2000 was approximately 8.3% as compared to approximately 6.1% for the prior year. The year-to-year rate change includes an increase in the margin paid on outstanding borrowings of approximately 100 basis points under the terms of the Company's credit agreement.

Income Taxes. An income tax benefit of approximately $1.4 million was recognized during 2000 as compared to income tax expense of $3.1 million during 1999. The tax benefit during 2000 was primarily due to a $3.0 million reduction in our valuation allowance on deferred tax assets. Certain issues related to our consolidated federal taxable income were resolved during 2000, which gave rise to the elimination of the valuation allowance for deferred tax assets related to federal income tax temporary differences. We also recognized a tax benefit during 2000 of approximately $0.3 million for research and development tax credits. The provision for income taxes in 1999 included a reduction in the valuation allowance on deferred tax assets of $1.9 million and a benefit for research and development tax credits of $0.6 million.

Liquidity, Capital Resources and Financial Condition

Net cash provided by operating activities was $8.5 million in 2001, as compared to $8.1 million in 2000. Accounts receivable increased by $8.5 million, primarily due to increased revenue and the acquisition from Dana completed in May 2001. Inventory increased by $3.5 million, excluding the fair value of inventory acquired in the Dana transaction. Accounts payable increased $3.6 million, excluding the impact of open accounts payable at each year-end related to capital expenditures. The increases in inventory and accounts payable are primarily attributable to the revenue increase in our business.

Net cash used in investing activities was $32.9 million in 2001 as compared to $14.9 million for the prior year. The increase was primarily attributable to the $11.5 million acquisition from Dana. Capital expenditures for our Electronics Group and Industrial Group totaled $7.9 million and $19.5 million, respectively, in 2001. Capital expenditures for our Electronics Group were principally comprised of manufacturing, assembly and test equipment. Our Industrial Group's capital expenditures included new forging and machining equipment to increase and expand the range of production capabilities. Our Industrial Group invested $19.5 million, $15.5 million and $7.1 million during 2001, 2000 and 1999, respectively, in facilities, equipment and systems to support our current and anticipated growth in the truck components & assemblies market. We substantially completed the investments for this growth during 2001, which provides us with the capacity to serve the requirements of our existing multi-year contracts with ArvinMeritor and Dana and allows us the opportunity to undertake additional large contracts from new customers. We completed sale and leaseback transactions with members of our bank group during each of the last two years for certain machinery and equipment. Proceeds from the sale of these assets in 2001 and 2000 were $5.4 million and $9.3 million, respectively. We entered into operating leases for the related assets for periods ranging from five to nine years. We also received $1.4 million in 2001 for the sale of certain assets by the Electronics Group.

Net cash provided by financing activities was $23.0 million during 2001 as compared to $11.1 million during the prior year. Our outstanding debt increased $22.5 million during 2001 to $87.5 million, primarily to fund the acquisition from Dana and capital expenditures.

We had total availability for borrowings and letters of credit under the revolving credit facility of $12.5 million at December 31, 2001, which, when combined with our unrestricted cash balance of $13.2 million, provided for total cash and borrowing capacity of $25.7 million. Maximum borrowings on the revolving credit facility are $100.0 million, subject to a $15.0 million limit for letters of credit. Borrowings under the revolving credit facility may be used to finance working capital requirements, acquisitions and for general corporate purposes, including capital expenditures. Most acquisitions require the approval of our bank group.

Our credit agreement contains customary affirmative and negative covenants, including financial covenants requiring the maintenance of specified fixed charge and leverage ratios and minimum levels of net worth. At December 31, 2001, we were in compliance with these covenants and retained earnings of $15.4 million were unrestricted. The credit agreement is secured by substantially all of our assets, including but not limited to accounts receivable, inventory, equipment and real estate, and is also guaranteed by our subsidiaries. The asset collateralization requirement may be eliminated after June 2002 in the event we achieve certain financial ratios and remain in compliance with all covenants.

Our principal commitments at December 31, 2001 consisted of repayments of borrowings under the credit agreement and obligations under operating leases for certain of our real property and equipment. We also had purchase commitments totaling approximately $5.0 million at December 31, 2001, primarily for manufacturing equipment. During 2001 and 2000, we financed approximately $26.3 million of machinery and equipment through operating leases with our bank group. Our minimum commitments on operating leases with initial or remaining terms greater than one year, including all real and personal property leases, total $7.0 million for 2002, $22.0 million for 2003 through 2006, and $9.2 million for 2007 and thereafter.

We believe that sufficient resources will be available to satisfy our cash requirements for at least the next twelve months. Cash requirements for periods beyond the next twelve months depend on our profitability, ability to manage working capital requirements and rate of growth. If we make significant acquisitions or if working capital and capital expenditure requirements exceed expected levels during the next twelve months or in subsequent periods, we may require additional external sources of capital. There can be no assurance that any additional required financing will be available through bank borrowings, debt or equity financings or otherwise, or that if such financing is available, it will be available on terms acceptable to us. If adequate funds are not available on acceptable terms, our business, results of operations and financial condition could be adversely affected.

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." Under the new rules, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we will apply the new accounting rules beginning January 1, 2002. We will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. We currently do not expect any significant loss as a result of the impairment tests. We will be required to test the value of our goodwill at least annually. These tests will involve estimates related to the fair market value of the business with which the goodwill is associated. We anticipate that substantially all amortization of intangible assets as a charge to earnings will be eliminated beginning January 1, 2002.

Quantitative and Qualitative Disclosures about Market Risk

On July 26, 2001, we entered into interest rate swap agreements with a syndicate of banks that effectively convert a portion of our variable rate debt to a fixed rate of 4.52%, excluding our applicable margin, through July 2003. We entered into interest rate swap agreements as a means to reduce the impact of interest rate changes on future interest expense. Approximately 34% ($30.0 million) of our outstanding debt was covered under the interest rate swap agreements at December 31, 2001. We are exposed to financial market risks, including changes in interest rates and foreign currency exchange rates. Excluding the borrowings included in the interest rate swap agreements, all other borrowings under our credit agreement bear interest at a variable rate based on the prime rate, the London Interbank Offered Rate, or certain alternative short-term rates, plus a margin (2.0% at December 31, 2001) based upon our leverage ratio. An increase in interest rates of 100 basis points would result in additional interest expense of approximately $0.6 million on an annualized basis, based upon our debt outstanding at December 31, 2001. The vast majority of our transactions are denominated in U.S. dollars. As such, fluctuations in foreign currency exchange rates have historically had little impact on us. Inflation has not been a significant factor in our operations in any of the periods presented and it is not expected to affect operations in the future.

Consolidated Income Statements

Years ended December 31,	2001	2000	1999
(in thousands, except for per share data)			
NET REVENUE			
Outsourced services	$ 209,874	$ 168,216	$ 150,139
Products	44,766	48,355	51,991
Total net revenue	254,640	216,571	202,130
COST OF SALES			
Outsourced services	181,818	145,059	127,153
Products	29,275	31,199	30,028
Total cost of sales	211,093	176,258	157,181
Gross profit	43,547	40,313	44,949
Selling, general and administrative	26,134	26,881	23,388
Research and development	3,054	3,574	6,409
Amortization of intangible assets	1,329	1,436	986
Special charges	—	2,945	—
Operating income	13,030	5,477	14,166
Interest expense, net	4,111	4,035	1,730
Other income, net	(358)	(344)	(219)
Income before income taxes	9,277	1,786	12,655
Income tax expense (benefit)	2,910	(1,398)	3,099
Net income	$ 6,367	$ 3,184	$ 9,556
Net income per common share:			
Basic	$ 0.65	$ 0.33	$ 1.00
Diluted	$ 0.63	$ 0.32	$ 0.97
Shares used in computing per common share amounts:			
Basic	9,828	9,671	9,515
Diluted	10,028	9,964	9,861

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

December 31, *(in thousands, except for share data)*	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 13,232	$ 14,674
Accounts receivable, net	39,758	31,896
Inventory, net	60,574	51,055
Other current assets	7,991	7,695
Total current assets	121,555	105,320
Property, plant and equipment, net	70,452	54,317
Intangible assets, net	15,926	17,154
Other assets	3,511	2,331
Total assets	$ 211,444	$ 179,122
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 26,828	$ 25,670
Accrued liabilities	19,902	18,548
Current portion of long-term debt	7,500	2,500
Total current liabilities	54,230	46,718
Long-term debt	80,000	62,500
Other liabilities	7,094	5,699
Total liabilities	141,324	114,917
Commitments and contingencies		
STOCKHOLDERS' EQUITY		
Preferred stock, par value $.01 per share, 989,000 shares authorized; no shares issued	—	—
Series A Preferred stock, par value $.01 per share, 11,000 shares authorized; no shares issued	—	—
Common stock, non-voting, par value $.01 per share, 10,000,000 shares authorized; no shares issued	—	—
Common stock, par value $.01 per share, 20,000,000 shares authorized; 9,898,675 and 9,709,669 shares issued and outstanding in 2001 and 2000, respectively	99	97
Additional paid-in capital	25,490	24,401
Retained earnings	46,427	40,060
Accumulated other comprehensive income (loss)	(1,896)	(353)
Total stockholders' equity	70,120	64,205
Total liabilities and stockholders' equity	$ 211,444	$ 179,122

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31, (in thousands)	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 6,367	$ 3,184	$ 9,556
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	9,856	9,351	7,582
Deferred income taxes	479	(2,478)	(645)
Provision for excess and obsolete inventory	432	453	446
Provision for doubtful accounts	122	18	(129)
Other noncash charges	59	202	133
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(8,474)	(8,121)	2,619
Inventory	(3,519)	(2,046)	(11,277)
Other current assets	(416)	(344)	(1,704)
Accounts payable	3,648	9,274	(1,997)
Accrued and other liabilities	(83)	(1,361)	(6,652)
Net cash provided by (used in) operating activities	8,471	8,132	(2,068)
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures	(27,623)	(23,886)	(14,443)
Proceeds from sale of assets	6,816	9,292	14
Purchase of the net assets of acquired entities	(11,486)	—	(11,642)
Changes in nonoperating assets and liabilities	(650)	(351)	(343)
Net cash used in investing activities	(32,943)	(14,945)	(26,414)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in debt under revolving credit agreements	22,500	10,600	28,280
Payments on long-term debt	—	—	(2,463)
Proceeds from issuance of common stock	530	481	684
Net cash provided by financing activities	23,030	11,081	26,501
Net (decrease) increase in cash and cash equivalents	(1,442)	4,268	(1,981)
Cash and cash equivalents at beginning of year	14,674	10,406	12,387
Cash and cash equivalents at end of year	$ 13,232	$ 14,674	$ 10,406

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(in thousands, except for share data)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at January 1, 1999	9,450,593	$ 95	$ 23,238	$ 27,320	$ (1,294)	$ 49,359
Net income	—	—	—	9,556	—	9,556
Adjustment in minimum pension liability	—	—	—	—	1,221	1,221
Comprehensive income	—	—	—	9,556	1,221	10,777
Issuance of shares under Employee Stock Purchase Plan	15,600	—	99	—	—	99
Exercise of stock options	123,021	1	584	—	—	585
BALANCE AT DECEMBER 31, 1999	9,589,214	96	23,921	36,876	(73)	60,820
Net income	—	—	—	3,184	—	3,184
Adjustment in minimum pension liability	—	—	—	—	(280)	(280)
Comprehensive income (loss)	—	—	—	3,184	(280)	2,904
Issuance of shares under Employee Stock Purchase Plan	35,290	—	273	—	—	273
Exercise of stock options	85,165	1	207	—	—	208
BALANCE AT DECEMBER 31, 2000	9,709,669	97	24,401	40,060	(353)	64,205
Net income	—	—	—	6,367	—	6,367
Adjustment in minimum pension liability, net of tax of $828	—	—	—	—	(1,124)	(1,124)
Change in fair value of interest rate swap agreements, net of tax of $309	—	—	—	—	(419)	(419)
Comprehensive income (loss)	—	—	—	6,367	(1,543)	4,824
Issuance of shares under Employee Stock Purchase Plan	52,206	1	256	—	—	257
Exercise of stock options	136,800	1	833	—	—	834
BALANCE AT DECEMBER 31, 2001	9,898,675	$ 99	$ 25,490	$ 46,427	$ (1,896)	$ 70,120

The accompanying notes are an integral part of the consolidated financial statements.

Note 1. Organization and Significant Accounting Policies

Consolidation Policy

The accompanying consolidated financial statements include the accounts of Sypris Solutions, Inc. and its wholly-owned subsidiaries (collectively, "Sypris" or the "Company"). All significant intercompany accounts and transactions have been eliminated.

Nature of Business

Sypris is a diversified provider of outsourced services and specialty products. The Company performs a wide range of manufacturing, engineering, design, testing and other technical services, typically under multi-year, sole-source contracts with major companies and government agencies in the markets for aerospace & defense electronics, truck components & assemblies, and for users of test & measurement equipment.

As of January 1, 2002, the Company changed the name of its four major operating subsidiaries as part of a comprehensive branding initiative. The new names of the four subsidiaries are: Sypris Data Systems, Inc., formerly Metrum-Datatape, Inc.; Sypris Electronics, LLC, formerly Group Technologies Corporation; Sypris Technologies, Inc., formerly Tube Turns Technologies, Inc.; and Sypris Test & Measurement, Inc., formerly Bell Technologies, Inc.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventory

Contract inventory is stated at actual production costs, reduced by the cost of units for which revenue has been recognized. Gross contract inventory is considered work in process. Progress payments under long-term contracts are specified in the contracts as a percentage of cost and are liquidated as contract items are completed and shipped. Other inventory is stated at the lower of cost or market. The first-in, first-out method was used for determining the cost of inventory excluding contract inventory and certain other inventory, which was determined using the last-in, first-out method (see Note 5). The Company's reserve for excess and obsolete inventory is primarily based upon forecasted demand for its product sales, and any change to the reserve arising from forecast revisions is reflected in cost of sales in the period the revision is made.

Property, Plant and Equipment

Property, plant and equipment is stated on the basis of cost. Depreciation of property, plant and equipment is generally computed using the straight-line method over their estimated economic lives. For land improvements, buildings and building improvements, the estimated economic life is generally 40 years. Estimated economic lives range from three to fifteen years for machinery, equipment, furniture and fixtures. Leasehold improvements are amortized over the respective lease term using the straight-line method. Expenditures for maintenance, repairs and renewals of minor items are expensed as incurred. Major renewals and improvements are capitalized.

Interest cost is capitalized for qualifying assets during the period in which the asset is being installed and prepared for its intended use. Capitalized interest cost is amortized on the same basis as the related depreciation. Capitalized interest for the years ended December 31, 2001 and 2000 was $1,763,000 and $910,000, respectively.

Intangible Assets

Costs in excess of net assets of businesses acquired ("goodwill"), patents, product drawings and similar intangible assets are amortized over their estimated economic lives. Goodwill is being amortized over a period of fifteen years (see Notes 2 and 7). Other intangible assets are being amortized over periods ranging from five to fifteen years, using the straight-line method.

Impairment of Long-lived Assets

The Company evaluates long-lived assets, including goodwill, for impairment and assesses their recoverability based upon anticipated future cash flows. If facts and circumstances lead the Company's management to believe that the cost of one of its assets may be impaired, the Company will evaluate the extent to which that cost is recoverable by comparing the future undiscounted cash flows estimated to be associated with that asset to the asset's carrying amount and write down that carrying amount to market value, or discounted cash flow value, to the extent necessary.

Revenue Recognition

A portion of the Company's business is conducted under long-term, fixed-price contracts with aerospace and defense companies and agencies of the U.S. Government. Contract revenue is included in the consolidated income statements as units are completed and shipped using the units of delivery, percentage of completion method of accounting. The costs attributed to contract revenue are based upon the estimated average costs of all units to be shipped. The cumulative average costs of units shipped to date are adjusted through current operations as estimates of future costs to complete change (see "Contract Accounting" below).

Revenue recognized under the percentage of completion method of accounting totaled $134,478,000, $105,535,000 and $90,819,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Substantially all such amounts were accounted for under the units of delivery method. All other revenue is recognized as product is shipped and title passes, or when services are rendered.

Contract Accounting

For long-term contracts, the Company capitalizes in inventory direct material, direct labor and factory overhead as incurred. The Company also capitalizes certain general and administrative costs for estimating and bidding on contracts awarded (of which approximately $210,000 remained in inventory at December 31, 2001 and 2000). Selling costs are expensed as incurred. Costs to complete long-term contracts are estimated on a monthly basis. Estimated margins at completion are applied to cumulative contract revenue to arrive at costs charged to operations.

Accounting for long-term contracts under the percentage of completion method involves substantial estimation processes, including determining the estimated cost to complete a contract. As contracts may require performance over several accounting periods, formal detailed cost-to-complete estimates are performed and updated monthly via performance reports. Management's estimates of costs-to-complete change due to internal and external factors, such as labor rate and efficiency variances, revised estimates of warranty costs, estimated future material prices and customer specification and testing requirement changes. Changes in estimated costs are reflected in gross profit in the period in which they are known. If increases in projected costs-to-complete are sufficient to create a loss contract, the entire estimated loss is charged to operations in the period the loss first becomes known.

Product Warranty Costs

The provision for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience. The accrued liability for warranty costs is included in the caption "Accrued liabilities" in the accompanying consolidated balance sheets.

Concentrations of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk consist of accounts receivable. The Company's customer base consists of various departments or agencies of the U.S. Government, aerospace and defense companies under contract with the U.S. Government and a number of customers in diverse industries across geographic areas. The Company performs periodic credit evaluations of its customers' financial condition and does not require collateral on its commercial accounts receivable. Credit losses are provided for in the financial statements and consistently have been within management's expectations. Approximately 41% of accounts receivable outstanding at December 31, 2001 are due from three of the Company's largest customers.

The Company recognized revenue from contracts with the U.S. Government and its agencies of approximately $40,046,000, $45,467,000 and $53,244,000 during the years ended December 31, 2001, 2000 and 1999, respectively. The Company's largest customers for the year ended December 31, 2001 were Raytheon Company and Honeywell International, Inc., which represented approximately 21% and 11%, respectively, of the Company's total net revenue. For the year ended December 31, 2000, the Company's largest customer was Raytheon Company, which represented approximately 15% of the Company's total net revenue. No other single customer accounted for more than 10% of the Company's total net revenue for the years ended December 31, 2001, 2000 or 1999.

Stock Based Compensation

Stock options are granted under various stock compensation programs to employees and independent directors (see Note 13). The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25").

Derivative Financial Instruments
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" and issued its amendments, Statements No. 137 and 138, in June 1999 and June 2000, respectively. SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value must be recognized currently in earnings.

Adoption of Recently Issued Accounting Standard
In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." Under the new rules, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company will apply the new accounting rules beginning January 1, 2002. The Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. The Company currently does not expect any significant loss as a result of the impairment tests. The Company will be required to test the value of its goodwill at least annually. These tests will involve estimates related to the fair market value of the business with which the goodwill is associated. The Company anticipates that substantially all amortization of intangible assets as a charge to earnings will be eliminated beginning January 1, 2002.

Note 2. Acquisitions

On May 31, 2001, the Company acquired certain assets and liabilities of the Marion Forge plant from Dana Corporation. The business produces fully machined, heavy-duty truck axle shafts and other drive components for integration into subassemblies and is included with Sypris Technologies in the Industrial Group. The transaction was accounted for as a purchase, in which the purchase price of $11,500,000 was allocated based on the fair values of the assets and liabilities acquired. The results of operations of the acquired business have been included in the consolidated financial statements since the acquisition date. The acquisition was financed by the Company's Credit Agreement.

During 1999, the Company completed two transactions in which it acquired the assets of the related businesses. The transactions were accounted for as purchases, in which the combined purchase price of $11,642,000 was allocated based on the fair values of assets acquired, with the excess amount allocated to goodwill, which totaled $6,607,000. The results of operations of the acquired businesses have been included in the consolidated financial statements since the respective acquisition dates. The acquisitions were financed by the Company's Credit Agreement.

Note 3. Special Charges

Special charges of $2,945,000 were recognized during the year ended December 31, 2000 for activities related to the consolidation of certain operations within the Electronics Group. The special charges incurred and paid during 2000 include workforce reductions, related severance and other benefit costs of $1,211,000, facilities rearrangement and relocation costs of $480,000, and employment costs related to the transfer of production of $1,254,000. The workforce reductions resulted in the termination of 48 employees involved in manufacturing, engineering, sales and administrative activities during 2000.

Note 4. Accounts Receivable

Accounts receivable consists of the following (in thousands):

December 31,	2001	2000
Commercial	$ 34,658	$ 26,262
U.S. Government	5,875	6,313
	40,533	32,575
Allowance for doubtful accounts	(775)	(679)
	$ 39,758	$ 31,896

Accounts receivable from the U.S. Government includes amounts due under long-term contracts, all of which are billed at December 31, 2001 and 2000, of $2,939,000 and $4,864,000, respectively.

Note 5. Inventory

Inventory consists of the following (in thousands):

December 31,	2001	2000
Raw materials	$ 19,003	$ 13,567
Work in process	9,661	8,388
Finished goods	5,450	1,632
Costs relating to long-term contracts and programs, net of amounts attributed to revenue recognized to date	37,908	45,542
Progress payments related to long-term contracts and programs	(6,540)	(14,011)
LIFO reserve	(987)	(1,059)
Reserve for excess and obsolete inventory	(3,921)	(3,004)
	$ 60,574	$ 51,055

The preceding amounts include inventory valued under the last-in, first-out ("LIFO") method totaling $9,141,000 and $5,365,000 at December 31, 2001 and 2000, respectively. In the aggregate, these costs are less than market value.

Note 6. Property, Plant and Equipment

Property, plant and equipment consists of the following (in thousands):

December 31,	2001	2000
Land and land improvements	$ 1,436	$ 1,032
Buildings and building improvements	17,837	14,979
Machinery, equipment, furniture and fixtures	96,674	77,901
Construction in progress	19,858	18,561
	135,805	112,473
Accumulated depreciation	(65,353)	(58,156)
	$ 70,452	$ 54,317

Depreciation expense totaled $8,468,000, $7,906,000 and $6,526,000 for the years ended December 31, 2001, 2000 and 1999, respectively. At December 31, 2001, $2,782,000 and $612,000 were included in accounts payable and accrued liabilities, respectively, for capital expenditures. At December 31, 2000, $5,372,000 and $2,093,000 were included in accounts payable and accrued liabilities, respectively, for capital expenditures.

Note 7. Intangible Assets

Intangible assets consists of the following (in thousands):

December 31,	2001	2000
Costs in excess of net assets of businesses acquired	$ 18,423	$ 18,423
Other	3,212	3,102
	21,635	21,525
Accumulated amortization	(5,709)	(4,371)
	$ 15,926	$ 17,154

Amortization expense totaled $1,388,000, $1,445,000 and $1,056,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Note 8. Accrued Liabilities

Accrued liabilities consists of the following (in thousands):

December 31,	2001	2000
Employee benefit plan accruals	$ 6,308	$ 4,770
Salaries, wages and incentives	3,925	2,921
Other	9,669	10,857
	$ 19,902	$ 18,548

Included in other accrued liabilities are employee payroll deductions, advance payments, accrued operating expenses, accrued warranty expenses, accrued interest and other items, none of which exceed 5% of total current liabilities.

Note 9. Long-Term Debt

The Company has a credit agreement with a syndicate of banks (the "Credit Agreement") that was entered into in October 1999 and amended as of November 2000 and February 2001. The Credit Agreement provides for a revolving credit facility with an aggregate commitment of $100,000,000 through January 2005. Under the terms of the Credit Agreement, interest rates are determined at the time of borrowing and are based on the London Interbank Offered Rate plus a margin of 1.0% to 3.25%; or the greater of the prime rate or the federal funds rate plus 0.5%, plus a margin up to 0.75%. The Company also pays a fee of 0.2% to 0.5% on the unused portion of the aggregate commitment. The margins applied to the respective interest rates and the commitment fee are adjusted quarterly and are based on the Company's ratio of funded debt to earnings before interest, taxes, depreciation and amortization. The weighted average interest rate for outstanding borrowings at December 31, 2001 was 5.2%.

The weighted average interest rates for borrowings during the years ended December 31, 2001 and 2000 were 7.4% and 8.5%, respectively. Current maturities of long-term debt at December 31, 2001 and 2000 represent amounts due under a short-term borrowing arrangement included in the Credit Agreement. Standby letters of credit up to a maximum of $15,000,000 may be issued under the Credit Agreement and no amounts were outstanding at December 31, 2001 and 2000.

The Credit Agreement contains customary affirmative and negative covenants, including financial covenants requiring the maintenance of specified fixed charge and leverage ratios and minimum levels of net worth. At December 31, 2001, the Company was in compliance with these covenants and retained earnings of $15.4 million were unrestricted. The Credit Agreement is secured by substantially all assets of the Company, including but not limited to accounts receivable, inventory, equipment and real estate, and is also guaranteed by the subsidiaries of the Company. The asset collateralization requirement may be eliminated after June 2002 in the event the Company achieves certain financial ratios and remains in compliance with all covenants.

On July 26, 2001, the Company entered into interest rate swap agreements with three banks that effectively convert a portion of its floating rate debt to a fixed rate basis for a period of two years, thus reducing the impact of interest rate changes on future interest expense. The swap agreements have a combined notional amount of $30,000,000 whereby the Company pays a fixed rate of interest of 4.52% and receives a variable 30-day LIBOR rate. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense in the consolidated income statement. The aggregate fair market value of all interest rate swap agreements was approximately $728,000 at December 31, 2001 and was included in other liabilities on the consolidated balance sheet with an offset to other comprehensive income.

Interest incurred during the years ended December 31, 2001, 2000 and 1999 totaled $5,784,000, $5,116,000 and $1,725,000, respectively. Interest paid during the years ended December 31, 2001, 2000 and 1999 totaled $5,623,000, $5,063,000 and $1,629,000, respectively.

Note 10. Fair Value of Financial Instruments

Cash, accounts receivable, accounts payable and accrued liabilities are reflected in the consolidated financial statements at their carrying amount which approximates fair value because of the short-term maturity of those instruments. The carrying amount of debt outstanding at December 31, 2001 and 2000 under the Credit Agreement approximates fair value because borrowings are for terms less than six months and have rates that reflect currently available terms and conditions for similar debt. The Company uses interest rate swap agreements (see Note 9) to minimize its exposure to fluctuations in interest rates for a portion of the debt. The fair value of the swap agreements is recognized in the consolidated financial statements.

Note 11. Employee Benefit Plans

The Company sponsors noncontributory defined benefit pension plans (the "Pension Plans") covering certain employees of Sypris Technologies, including certain employees of the operation acquired from Dana in May 2001. The Pension Plans covering salaried and management employees provide pension benefits that are based on the employee's highest five-year average compensation within ten years before retirement. The Pension Plans covering hourly employees and union members generally provide benefits at stated amounts for each year of service. The Company's funding policy is to make the minimum annual contributions required by the applicable regulations. The Pension Plans' assets are primarily invested in equity securities and fixed income securities. The Company recorded increases of $1,952,000 and $280,000 in 2001 and 2000, respectively to its minimum pension liability, and a decrease of $1,221,000 in 1999.

The following table details the components of pension expense (in thousands):

Years ended December 31,	2001	2000	1999
Service cost	$ 358	$ 180	$ 181
Interest cost on projected benefit obligation	1,939	1,409	1,283
Net amortizations and deferrals	247	222	165
Expected return on plan assets	(1,961)	(1,338)	(1,091)
	$ 583	$ 473	$ 538

The following are summaries of the changes in the benefit obligations and plan assets and of the funded status of the Pension Plans (in thousands):

December 31,	2001	2000
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 19,096	$ 17,859
Benefit obligation assumed in acquisition	11,547	—
Service cost	358	180
Interest cost	1,939	1,409
Plan amendments	—	798
Actuarial loss	463	131
Benefits paid	(1,420)	(1,281)
Benefit obligation at end of year	$ 31,983	$ 19,096
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 15,156	$ 14,329
Fair value of plan assets acquired in acquisition	10,547	—
Actual return on plan assets	(158)	927
Company contributions	754	1,181
Benefits paid	(1,420)	(1,281)
Fair value of plan assets at end of year	$ 24,789	$ 15,156
Funded status of the plans:		
Benefit obligation at end of year	$ 31,983	$ 19,096
Fair value of plan assets at end of year	24,789	15,156
Funded status of plan (underfunded)	(7,194)	(3,940)
Unrecognized actuarial loss (gain)	2,339	(260)
Unrecognized prior service cost	903	1,166
Net liability recognized	$ (3,952)	$ (3,034)
Balance sheet liabilities (assets):		
Accrued benefit liability	$ 7,160	$ 4,510
Intangible asset	(903)	(1,123)
Accumulated other comprehensive income (loss)	(2,305)	(353)
Net amount recognized	$ 3,952	$ 3,034
Assumptions at year end:		
Discount rate used in determining present values	7.50%	8.00%
Rate of compensation increase	4.00%	4.25%
Expected long-term rate of return on plan assets	9.50%	9.50%

The Company sponsors a defined contribution plan (the "Defined Contribution Plan") for substantially all employees of the Company. The Defined Contribution Plan is intended to meet the requirements of Section 401(k) of the Internal Revenue Code. The Defined Contribution Plan allows the Company to match participant contributions and provides discretionary contributions. Contributions to the Defined Contribution Plan in 2001, 2000 and 1999 totaled $1,933,000, $2,278,000 and $2,052,000, respectively.

During 1999, the Company had partially self-insured medical plans (the "Medical Plans") covering certain employees. Beginning January 1, 2000, the Company expanded the coverage to cover substantially all employees. The number of employees participating in the Medical Plans was approximately 1,350 and 1,300 at December 31, 2001 and 2000, respectively, as compared to approximately 600 at December 31, 1999. The Medical Plans limit the Company's annual obligations to fund claims to specified amounts per participant and in the aggregate. The Company is adequately insured for amounts in excess of these limits. Employees are responsible for payment of a portion of the premiums. During 2001, 2000 and 1999, the Company charged $5,890,000, $4,456,000 and $2,802,000, respectively, to operations related to reinsurance premiums, medical claims incurred and estimated, and administrative costs for the Medical Plans. Claims paid during 2001, 2000 and 1999 did not exceed the aggregate limits.

Note 12. Commitments and Contingencies

The Company leases certain of its real property and certain equipment, vehicles and computer hardware under operating leases with terms ranging from month-to-month to ten years and which contain various renewal and rent escalation clauses. Future minimum annual lease commitments (in thousands) under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2001 are as follows:

Years ending December 31,	
2002	$ 6,980
2003	6,365
2004	5,643
2005	5,288
2006	4,716
2007 and thereafter	9,194
	$ 38,186

Rent expense for the years ended December 31, 2001, 2000 and 1999 totaled $5,550,000, $3,650,000 and $3,858,000, respectively.

The Company entered into agreements for the sale and leaseback of certain specific manufacturing and testing equipment during 2001 and 2000. The terms of the operating leases range from five to nine years and the Company has the option to purchase the equipment at the expiration of the respective lease at a fixed price based upon the equipment's estimated residual value. Lease payments on these operating leases are guaranteed by the Company. Proceeds from the sale and leaseback transactions during 2001 and 2000 were $5,420,000 and $9,251,000, respectively, and the transactions resulted in a deferred loss for the years ended December 31, 2001 and 2000 of $787,000 and $351,000, respectively, that will be amortized over the term of the respective leases. Future minimum annual lease commitments related to these leases are included in the above schedule.

As of December 31, 2001, the Company had outstanding purchase commitments of approximately $5,045,000, primarily for the acquisition of manufacturing equipment.

The Company's Sypris Technologies subsidiary is a co-defendant in two lawsuits arising out of an explosion at a coker plant owned by Exxon Mobil Corporation located in Baton Rouge, Louisiana. In each of these lawsuits, it is alleged that a carbon steel pipe elbow that Sypris Technologies manufactured was improperly installed and the failure of which caused the explosion. One of the actions was brought by Exxon Mobil in 1994 in state district court in Louisiana and claims damages for destruction of the plant, which Exxon Mobil estimates exceed one hundred million dollars. Sypris Technologies is a co-defendant in this action with the fabricator who built the pipeline into which the elbow was incorporated and with the general contractor for the plant. The second action is a class action suit also filed in 1994 in federal court in Louisiana on behalf of the residents living around the plant and claims unspecified damages. Sypris Technologies is a co-defendant in this action with Exxon Mobil, the contractor and the fabricator. In both actions, the Company maintains that the carbon steel pipe elbow at issue was appropriately marked as carbon steel and was improperly installed, without Sypris Technologies' knowledge, by the fabricator and general contractor in circumstances that required the use of a chromium steel elbow. Although the Company believes these defenses to be meritorious, there can be no assurance that the Company will not be found liable for some or all of the alleged damages. If the Company were to be found liable and the damages exceeded available insurance coverage, the impact could materially and adversely affect the Company's financial condition and results of operations.

The Company is involved in certain litigation and contract issues arising in the normal course of business. While the outcome of these matters cannot, at this time, be predicted in light of the uncertainties inherent therein, management does not expect that these matters will have a material adverse effect on the consolidated financial position or results of operations of the Company.

Note 13. Stock Option and Purchase Plans

The Company has certain stock compensation plans under which options to purchase common stock may be granted to officers, key employees and non-employee directors. Options may be granted at not less than the market price on the date of grant. Options are exercisable in whole or in part up to two years after the date of grant and ending ten years after the date of grant. The following table summarizes option activity for the three years ended December 31, 2001:

	Shares	Exercise Price Range	Weighted Average Exercise Price
Balance at January 1, 1999	1,228,388	$ 1.72 - 31.00	$ 6.35
Granted	226,352	5.94 - 9.63	7.75
Exercised	(123,021)	2.76 - 6.68	4.75
Forfeited	(19,259)	2.96 - 11.00	8.26
Balance at December 31, 1999	1,312,460	1.72 - 31.00	6.71
Granted	518,746	6.56 - 10.50	9.52
Exercised	(114,246)	2.76 - 8.75	4.08
Forfeited	(163,223)	4.24 - 10.50	7.20
Balance at December 31, 2000	1,553,737	1.72 - 31.00	7.79
Granted	632,819	3.88 - 13.27	6.15
Exercised	(164,616)	1.72 - 8.75	3.06
Forfeited	(174,980)	6.25 - 11.76	8.21
Balance at December 31, 2001	1,846,960	$ 1.72 - 31.00	$ 7.61

The following table summarizes certain weighted average data for options outstanding and currently exercisable at December 31, 2001:

	Outstanding			Exercisable	
Exercise Price Range	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Shares	Weighted Average Exercise Price
$ 1.72	63,721	$ 1.72	1.9	63,721	$ 1.72
$ 2.76 - $ 4.12	34,364	3.82	4.8	34,364	3.82
$ 4.24 - $ 6.25	648,123	5.81	7.1	139,148	4.93
$ 6.56 - $10.00	905,634	8.59	5.9	464,334	8.66
$10.06 - $15.76	181,011	10.92	6.1	28,661	12.62
$16.12 - $23.00	10,003	18.16	4.4	10,003	18.16
$25.52 - $31.00	4,104	28.86	3.2	4,104	28.86
Total	1,846,960	$ 7.61	6.2	744,335	$ 7.54

The Company's stock compensation program also provides for the grant of performance-based stock options to key employees. The terms and conditions of the performance-based option grants provide for the determination of the exercise price and the beginning of the vesting period to occur when the fair market value of the Company's common stock achieves certain targeted price levels. Performance-based options to purchase 56,000 shares, 108,000 shares and 16,000 shares of common stock were granted during 2001, 2000 and 1999, respectively. Performance-based options to purchase 32,000 shares and 112,000 shares of common stock were forfeited in 2001 and 2000, respectively. None of the targeted price levels of the performance-based options were achieved during 2001, 2000 or 1999 and, accordingly, these options are excluded from disclosures of options outstanding at December 31, 2001, 2000 and 1999.

The aggregate number of shares of common stock reserved for issuance under the Company's stock compensation programs as of December 31, 2001 and 2000 was 3,000,000. The aggregate number of shares available for future grant as of December 31, 2001 and 2000 was 380,227 and 899,566, respectively. Shares available for future grant at December 31, 2001 include 226,212 shares of common stock related to stock options that may be subject to future grant under certain of the Company's incentive plans based upon the achievement of certain financial targets and individual performance objectives and action by the Company's Board of Directors.

The Company applies APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company's employee stock options is at least equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and net income per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value for options granted by the Company during 2001, 2000 and 1999 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

Years ended December 31	2001	2000	1999
Expected life (years)	8	8	6
Expected volatility	75.20%	70.30%	75.50%
Risk-free interest rates	4.93%	4.98%	6.30%
Expected dividend yield	—	—	—

The weighted average Black-Scholes value of options granted under the stock option plans during 2001, 2000 and 1999 was $4.71, $7.05 and $5.50 per share, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows (in thousands, except for per share data):

Years ended December 31,	2001	2000	1999
Pro forma net income	$ 4,977	$ 2,086	$ 8,533
Pro forma net income per common share:			
Basic	$ 0.51	$ 0.22	$ 0.90
Diluted	$ 0.50	$ 0.21	$ 0.87

The Company has a stock purchase plan that provides substantially all employees who have satisfied the eligibility requirements the opportunity to purchase shares of the Company's common stock on a compensation deduction basis. The purchase price is the lower of 85% of the fair market value of the common stock on the first or last business day of the purchase period. Payroll deductions may not exceed $6,000 for any six-month cycle. The stock purchase plan expires January 31, 2006. At December 31, 2001 and 2000, there were 196,904 shares and 249,110 shares, respectively, available for purchase under the plan. During 2001 and 2000, a total of 52,206 shares and 35,290 shares, respectively, were issued under the plan.

Note 14. Stockholder Rights Plan

On October 23, 2001, the Company's board of directors approved a stockholder rights plan. Under the plan, each stockholder of record as of November 7, 2001 will automatically receive a distribution of one right for each outstanding share of common stock held. Each right entitles the holder to purchase one one-thousandth of a share of a new series of preferred stock at an exercise price of $63.00. The rights will trade along with, and not separately from, the shares of common stock unless they become exercisable. If any person or group acquires or makes a tender offer for 15% or more of the common stock of the Company (except in transactions approved by the Company's board of directors in advance) the rights become exercisable, and they will separate, become tradable, and entitle stockholders, other than such person or group, to acquire, at the exercise price, preferred stock with a market value equal to twice the exercise price. If the Company is acquired in a merger or other business combination with such person or group, or if 50% of its earning power or assets are sold to such person or group, each right will entitle its holder, other than such person or group, to acquire, at the exercise price, shares of the acquiring company's common stock with a market value of twice the exercise price. The rights will expire on October 23, 2011, unless redeemed or exchanged earlier by the Company, and will be represented by existing common stock certificates until they become exercisable.

As of December 31, 2001, 11,000 shares of the Company's preferred stock were designated as Series A Preferred Stock in connection with the adoption of the stockholder rights plan. There are no shares of Series A Preferred Stock currently outstanding. The holders of Series A Preferred Stock will have voting rights, be entitled to receive dividends based on a defined formula and have certain rights in the event of the Company's dissolution. The shares of Series A Preferred Stock shall not be redeemable. However, the Company may purchase shares of Series A Preferred Stock in the open market or pursuant to an offer to a holder or holders.

Note 15. Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Accordingly, deferred income taxes have been provided for temporary differences between the recognition of revenue and expenses for financial and income tax reporting purposes and between the tax basis of assets and liabilities and their reported amounts in the financial statements.

The components of income tax expense (benefit) is as follows (in thousands):

Years ended December 31,	2001	2000	1999
Current:			
Federal	$ 2,161	$ 969	$ 3,386
State	255	102	320
Other	15	9	38
	2,431	1,080	3,744
Deferred:			
Federal	706	(2,351)	(630)
State	(227)	(127)	(15)
	479	(2,478)	(645)
	$ 2,910	$ (1,398)	$ 3,099

The Company files a consolidated federal income tax return which includes all subsidiaries. Income taxes paid during 2001, 2000 and 1999 totaled $1,962,000, $1,347,000 and $2,136,000, respectively. During 2001 and 2000, the Company received $2,108,000 and $2,102,000 in federal income tax refunds, respectively.

At December 31, 2001, the Company had $17,771,000 of state net operating loss carryforwards available to offset future taxable income. Such carryforwards reflect income tax losses incurred which will expire on December 31 of the following years (in thousands):

December 31,	
2008	$ 2,386
2009	8,362
2010	560
2011	5,999
2017	464
	$ 17,771

The following is a reconciliation of income tax expense (benefit) to that computed by applying the federal statutory rate of 34% to income before income taxes (in thousands):

Years ended December 31,	2001	2000	1999
Federal tax at the statutory rate	$ 3,154	$ 607	$ 4,303
State income taxes, net of federal tax benefit	238	153	236
Change in valuation allowance for deferred tax asset	(300)	(3,008)	(1,891)
Research and development tax credit	(338)	(262)	(544)
Non-deductible expenses	262	240	135
Other	(106)	872	860
	$ 2,910	$ (1,398)	$ 3,099

Deferred income tax assets and liabilities are as follows (in thousands):

December 31,	2001	2000
Deferred tax assets:		
Compensation and benefit accruals	$ 1,287	$ 1,108
Inventory valuation	728	673
State net operating loss carryforwards	977	977
Contract provisions	517	796
Accounts receivable allowance	290	255
Defined benefit pension plan	1,451	995
Interest rate swap agreements	309	—
Other	303	327
	5,862	5,131
Valuation allowance	(677)	(977)
	5,185	4,154
Deferred tax liabilities:		
Depreciation	(2,354)	(1,981)
Net deferred tax asset	$ 2,831	$ 2,173

The valuation allowance for deferred tax assets decreased by $300,000, $3,008,000 and $1,891,000 in 2001, 2000 and 1999, respectively. At December 31, 2001, the valuation allowance of $677,000 relates to state tax net operating loss ("NOL") carryforwards. Management believes it is more likely than not that the Company's future earnings will be sufficient to ensure the realization of deferred tax assets for federal and state purposes, excluding the portion of the state NOL carryforward for which utilization within the carryforward period is uncertain.

Note 16. Net Income Per Common Share

Basic income per common share is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted income per common share is calculated by using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options.

The following table presents information necessary to calculate net income per common share (in thousands, except for per share data):

Years ended December 31,	2001	2000	1999
Shares outstanding:			
Weighted average shares outstanding	9,828	9,671	9,515
Effect of dilutive employee stock options	200	293	346
Adjusted weighted average shares outstanding and assumed conversions	10,028	9,964	9,861
Net income applicable to common stock	$ 6,367	$ 3,184	$ 9,556
Net income per common share:			
Basic	$ 0.65	$ 0.33	$ 1.00
Diluted	$ 0.63	$ 0.32	$ 0.97

Note 17. Segment Information

The Company's operations are conducted in two reportable business segments: the Electronics Group and the Industrial Group. The segments are each managed separately because of the distinctions between the products, services, markets, customers, technologies and workforce skills of the segments. The Electronics Group provides a wide range of manufacturing and technical services for a diversified customer base as an outsourced service provider. The Electronics Group also manufactures complex data storage systems, magnetic instruments, current sensors and other electronic products. The Industrial Group provides manufacturing services for a variety of customers that outsource forged and finished steel components and subassemblies. The Industrial Group also manufactures high-pressure closures and other fabricated products.

Revenue derived from outsourced services for the Electronics Group accounted for 67%, 65% and 59% of total net revenue in 2001, 2000 and 1999, respectively. Revenue derived from outsourced services for the Industrial Group accounted for 15%, 12% and 15% of total net revenue in 2001, 2000 and 1999, respectively. There was no intersegment net revenue recognized for all years presented. The following table presents financial information for the reportable segments of the Company (in thousands):

Years ended December 31,	2001	2000	1999
Net revenue from unaffiliated customers:			
Electronics Group	$ 207,282	$ 182,126	$ 164,963
Industrial Group	47,358	34,445	37,167
	$ 254,640	$ 216,571	$ 202,130
Gross profit:			
Electronics Group	$ 37,385	$ 36,272	$ 37,873
Industrial Group	6,162	4,041	7,076
	$ 43,547	$ 40,313	$ 44,949
Operating income:			
Electronics Group	$ 12,903	$ 6,935	$ 12,005
Industrial Group	3,563	1,648	4,930
General, corporate and other	(3,436)	(3,106)	(2,769)
	$ 13,030	$ 5,477	$ 14,166
Total assets:			
Electronics Group	$ 121,228	$ 124,523	$ 106,229
Industrial Group	73,820	37,851	26,714
General, corporate and other	16,396	16,748	15,621
	$ 211,444	$ 179,122	$ 148,564
Depreciation and amortization:			
Electronics Group	$ 7,951	$ 8,037	$ 6,551
Industrial Group	1,694	1,109	902
General, corporate and other	211	205	129
	$ 9,856	$ 9,351	$ 7,582
Capital expenditures:			
Electronics Group	$ 7,917	$ 7,971	$ 6,327
Industrial Group	19,547	15,546	7,134
General, corporate and other	159	369	982
	$ 27,623	$ 23,886	$ 14,443

The Company attributes net revenue to countries based upon the location of its operations. Export sales from the United States totaled $23,890,000, $25,250,000 and $30,061,000 in 2001, 2000 and 1999, respectively.

Note 18. Quarterly Financial Information (Unaudited)

The following is an analysis of certain items in the consolidated income statements by quarter for the years ended December 31, 2001 and 2000 (in thousands, except for per share data):

	2001				2000			
	First	Second	Third	Fourth	First	Second	Third	Fourth
Net revenue	$ 58,035	$ 63,152	$ 65,228	$ 68,225	$ 50,697	$ 52,118	$ 53,887	$ 59,869
Gross profit	10,164	10,914	11,063	11,406	10,754	11,353	9,090	9,116
Operating income	2,577	2,912	3,501	4,040	1,182	2,739	707	849
Net income	1,019	1,209	1,760	2,379	179	1,368	90	1,547
Net income per common share:								
Basic	$ 0.10	$ 0.12	$ 0.18	$ 0.24	$ 0.02	$ 0.14	$ 0.01	$ 0.16
Diluted	$ 0.10	$ 0.12	$ 0.18	$ 0.23	$ 0.02	$ 0.14	$ 0.01	$ 0.16

Report of Independent Auditors

Board of Directors and Stockholders
Sypris Solutions, Inc.

We have audited the accompanying consolidated balance sheets of Sypris Solutions, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sypris Solutions, Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Louisville, Kentucky
January 28, 2002

Financial Summary

Years ended December 31, (in thousands, except for per share data)	2001	2000	1999	1998	1997
INCOME STATEMENT DATA					
Net revenue	$ 254,640	$ 216,571	$ 202,130	$ 211,625	$ 217,355
Gross profit	43,547	40,313	44,949	47,923	32,135
Operating income	13,030	5,477	14,166	12,851	1,785
Income from continuing operations	6,367	3,184	9,556	7,446	1,527
Discontinued operations, net of tax	—	—	—	—	3,817
Net income	6,367	3,184	9,556	7,446	5,344
PER SHARE DATA					
Income from continuing operations:					
Basic	$ 0.65	$ 0.33	$ 1.00	$ 0.79	$ 0.09
Diluted	$ 0.63	$ 0.32	$ 0.97	$ 0.76	$ 0.09
Net income:					
Basic	$ 0.65	$ 0.33	$ 1.00	$ 0.79	$ 0.50
Diluted	$ 0.63	$ 0.32	$ 0.97	$ 0.76	$ 0.48

December 31, (in thousands)	2001	1999	1998	1997	1996
BALANCE SHEET DATA					
Working capital	$ 67,325	$ 58,602	$ 53,705	$ 32,121	$ 35,123
Total assets	211,444	179,122	148,564	121,119	120,608
Total debt	87,500	65,000	54,400	28,583	31,340
Total stockholders' equity	70,120	64,205	60,820	49,359	27,728

See accompanying Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.

Corporate Directory

Board of Directors

ROBERT E. GILL (1†)
Chairman of the Board

JEFFREY T. GILL (1)
President & CEO

HENRY F. FRIGON (1,2†)
Chairman
CARSTAR, Inc.

R. SCOTT GILL (1)
Managing Broker
Koenig & Strey GMAC Real Estate

WILLIAM L. HEALEY (2,3)
Private Investor & Consultant

ROGER W. JOHNSON (3†,4)
Chairman & CEO
Collectors Universe, Inc.

SIDNEY R. PETERSEN (2,4†)
Retired Chairman & CEO
Getty Oil, Inc.

ROBERT SROKA (3,4)
Managing Partner
Lighthouse Holdings, LLC

(1) Member of Executive Committee
(2) Member of Compensation Committee
(3) Member of Audit and Finance Committee
(4) Member of Nominating and Governance Committee
(5) Executive Officer
† Committee Chairman

Corporate Officers

ROBERT E. GILL (5)
Chairman of the Board

JEFFREY T. GILL (5)
President & CEO

DAVID D. JOHNSON (5)
Vice President, CFO
& Treasurer

RICHARD L. DAVIS (5)
Senior Vice President
& Secretary

ANTHONY C. ALLEN (5)
Vice President, Controller
& Assistant Secretary

Subsidiary Officers

CYNTHIA Y. BELAK
Vice President of Finance
Sypris Data Systems, Inc.

JAMES G. COCKE (5)
Vice President; President & CEO
Sypris Electronics, LLC

STUART W. JONES
Vice President of Finance
Sypris Test & Measurement, Inc.

JOHN M. KRAMER (5)
Vice President; President & CEO
Sypris Technologies, Inc.

RAYMOND E. MINTER
Vice President of Programs
Sypris Electronics, LLC

DAVID A. MONACO
Vice President of Finance
Sypris Electronics, LLC

G. DARRELL ROBERTSON (5)
Vice President; President & CEO
Sypris Data Systems, Inc.

HENRY L. SINGER II (5)
Vice President; President & CEO
Sypris Test & Measurement, Inc.

EDMUND R. STUCZYNSKI
Vice President of Operations
Sypris Electronics, LLC

NORMAN E. ZELESKY
Vice President of Finance
Sypris Technologies, Inc.

ALABAMA
Sypris Data Systems
3322 S. Memorial Parkway
Huntsville, AL 35801
Phone: (256) 881-2231

ARIZONA
Sypris Test & Measurement
2320 West Peoria Ave.
Building D-133
Phoenix, AZ 85029
Phone: (602) 395-5900

CALIFORNIA
Sypris Test & Measurement
2102 Ringwood Ave.
San Jose, CA 95131
Phone: (408) 954-8050

Sypris Test & Measurement
16340 Roscoe Blvd., Suite 100
Van Nuys, CA 91406
Phone: (818) 830-9111

Sypris Data Systems
Subsidiary Headquarters
605 East Huntington Dr.
Monrovia, CA 91016
Phone: (626) 358-9500

COLORADO
Sypris Data Systems
4800 East Dry Creek Road
Littleton, CO 80122
Phone: (303) 773-4700

Sypris Test & Measurement
4800 East Dry Creek Road
Littleton, CO 80122
Phone: (303) 773-4616

FLORIDA
Sypris Test & Measurement
Subsidiary Headquarters
6120 Hanging Moss Road
Orlando, FL 32807
Phone: (407) 678-6900

Sypris Electronics
Subsidiary Headquarters
10901 Malcolm McKinley Dr.
Tampa, FL 33612
Phone: (813) 972-6000

Sypris Data Systems
8 Eighth Street
Shalimar, FL 32579
Phone: (850) 651-5158

GEORGIA
Sypris Test & Measurement
1000 Cobb Place Blvd.
Building 200, Suite 240
Kennesaw, GA 30144
Phone: (770) 795-8092

ILLINOIS
Sypris Test & Measurement
2055 Army Trail Rd., Suite 108
Addison, IL 60101
Phone: (630) 620-5800

KENTUCKY
Sypris Solutions Inc.
Corporate Headquarters
101 Bullitt Lane, Suite 450
Louisville, KY 40222
Phone: (502) 329-2000

Sypris Technologies
Subsidiary Headquarters
2820 West Broadway
Louisville, KY 40211
Phone: (502) 774-6011

Sypris Technologies
Tube Turns Division
2612 Howard Street
Louisville, KY 40211
Phone: (502) 774-6011

MARYLAND
Sypris Test & Measurement
1321A Mercedes Drive
Hanover, MD 21076
Phone: (410) 850-5056

Sypris Data Systems
9020 Junction Drive
Annapolis Junction, MD 20701
Phone: (301) 470-0110

MASSACHUSETTS
Sypris Test & Measurement
53 Second Avenue
Burlington, MA 01803
Phone: (781) 272-9050

Sypris Test & Measurement
34 Simarano Drive
Marlborough, MA 01752
Phone: (508) 786-9633

MICHIGAN
Sypris Test & Measurement
24301 Catherine Industrial Road
Suite 116
Novi, MI 48375
Phone: (248) 305-5200

NEW JERSEY
Sypris Test & Measurement
650 Liberty Avenue
Union, NJ 07083
Phone: (908) 688-9779

Sypris Test & Measurement
1133 Route 23 South
Wayne, NJ 07470
Phone: (973) 628-1363

NEW YORK
Sypris Test & Measurement
c/o Delphi Harrison
200 Upper Mountain Road
Building 6, Plant Q
Lockport, NY 14094
Phone: (716) 438-4584

OHIO
Sypris Technologies
1550 Marion-Agosta Road
Marion, OH 43301
Phone: (740) 383-2111

Sypris Test & Measurement
925 Keynote Circle
Brooklyn Heights, OH 44131
Phone: (216) 741-7040

Sypris Test & Measurement
3162 Presidential Drive
Fairborn, OH 45234
Phone: (937) 427-3444

PENNSYLVANIA
Sypris Test & Measurement
389 Wolf Camp Road
Fair Hope, PA 15538
Phone: (814) 267-5408

SOUTH CAROLINA
Sypris Test & Measurement
c/o Square D
8821 Garners Ferry Road
Columbia, SC 29209
Phone: (803) 695-7874

Sypris Test & Measurement
c/o Bose Facility
2000 Carolina Pines Drive
Blythewood, SC 29016
Phone: (803) 714-8397

TENNESSEE
Sypris Test & Measurement
305 Seaboard Lane, Suite 318
Franklin, TN 37067
Phone: (615) 771-2421

TEXAS
Sypris Test & Measurement
906 Trinity Drive, Suite H
Mission, TX 78572
Phone: (956) 585-6566

Sypris Test & Measurement
258 East Arapaho, Suite 150
Richardson, TX 75081
Phone: (972) 231-4443

Sypris Data Systems
5500-B Will Ruth Drive
El Paso, TX 79924
Phone: (915) 757-2547

Sypris Technologies
9801 Westheimer Drive
Suite 302
Houston, TX 77042
Phone: (713) 917-6878

Common Stock Information

Our common stock is traded on the Nasdaq National Market under the symbol "SYPR." The following table sets forth, for the periods indicated, the high and low closing sale prices per share of our common stock as reported by the Nasdaq National Market.

	High	Low
Year ended December 31, 2000:		
First Quarter	$11.00	$ 8.88
Second Quarter	10.75	8.63
Third Quarter	10.63	8.63
Fourth Quarter	8.75	6.19
Year ended December 31, 2001:		
First Quarter	$ 8.00	$ 4.00
Second Quarter	8.22	3.75
Third Quarter	10.55	7.50
Fourth Quarter	13.46	9.80

As of January 28, 2002, there were 982 holders of record of our common stock.

We have never declared or paid cash dividends on our common stock and do not plan to pay any cash dividends in the near future. Our current policy is to retain all earnings to finance future growth.

Investor Information

CORPORATE ADDRESS

Sypris Solutions, Inc.
101 Bullitt Lane
Suite 450
Louisville, KY 40222
Phone (502) 329-2000
Fax (502) 329-2050

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on Tuesday, May [illegible] at 10:00 a.m. at 101 Bullitt Lane, Lower Level Seminar Room, Louisville, Kentucky.

FOR MORE INFORMATION

To learn more about Sypris Solutions, Inc. visit us on the World Wide Web at www.sypris.com

INVESTOR MATERIALS

The Sypris Web page – www.sypris.com – is your entry point for a vast array of information about Sypris, including its products, financial information, real-time stock quotes, links to each of its subsidiary operations and other useful information.

For investor information, including additional annual reports, 10-Ks, 10-Qs or any other financial literature, please contact [illegible] A. Dunavent, Director of Legal and Corporate Services, 101 Bullitt Lane, Suite 450, Louisville, KY 40222.

SYPRIS ON NASDAQ

The common stock of Sypris trades on the Nasdaq National Market under the symbol SYPR.

TRANSFER AGENT

[illegible] Trust Company, N.A.
P.O. Box 2500
Jersey City, NJ 07303
Phone (800) [illegible]
Fax (201) [illegible]
www.[illegible].com

INDEPENDENT AUDITORS

Ernst & Young LLP
400 West Market Street
Suite 2100
Louisville, KY 40202
Phone (502) 585-1400
Fax (502) 584-4221

CORPORATE COUNSEL

Wyatt, Tarrant & Combs, LLP
2800 PNC Plaza
Louisville, KY 40202
Phone (502) [illegible]
Fax (502) 589-0309

FORWARD LOOKING STATEMENTS

This document contains various forward-looking statements. Statements in this document that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include: economic conditions in various regions, product and price competition, raw material prices, technology changes, patent issues, litigation results, legal and regulatory developments and other risks and uncertainties described in documents filed with the Securities and Exchange Commission.

On the cover



(from left) Audrey Dupree, Pat Byron, Sharon Retterer, David Mochizuki, Scott Patterson, Kathy Whitley, Lori Thierjung, Vince Novo, Sam Johnson, Jim Harrer, Carroll Dunavent, Abraham Ali

Pages 20 and 21



(from left) Bill Elderkind, Vinh Tran, Linda Wilson, Chris Vermejan, Shirley McIntyre, David Rohrer, Rick Belinsky, Paul Savoie, Gene DesJardin, Terry Ward, Joyce Martin, Leila Castellanos, Shawn Farley, Dr. Mike Pietrantonio


SYPRIS
SOLUTIONS
101 BULLITT LANE, SUITE 450
LOUISVILLE, KENTUCKY 40222
Phone: (502) 329-2000
Fax: (502) 329-2050
www.sypris.com